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SEC FILE NUMBER
8-38325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sanders Morris LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Travis Street, Suite 5900
(No. and Street)

Houston	TX	77002-3003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Mangold	713-250-4222	steve.mangold@sandersmorris.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Mangold _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sanders Morris LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELA ETIE
Notary Public, State of Texas
Comm. Expires 03-15-2025
Notary ID 11666967

Angela Etie
Notary Public

Signature:

Title:
Chief Executive Office

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Consolidated Statement of Financial Condition

Sanders Morris LLC

December 31, 2023

Filed pursuant to SEC Rule 17a-5(e)(3) as PUBLIC document

Sanders Morris LLC
Table of Contents



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Sanders Morris LLC

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Sanders Morris LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sanders Morris LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sanders Morris LLC's management. Our responsibility is to express an opinion on Sanders Morris LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sanders Morris LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co., PC

We have served as Sanders Morris LLC's auditor since 2020.
Dallas, Texas
March 22, 2024

Sanders Morris LLC
Consolidated Statement of Financial Condition

		December 31, 2023
Assets		
Current assets		
Cash and cash equivalents	$	3,523,198
Commissions receivable		61,065
Advisory fees receivable		392,165
Other accounts receivable		217,457
Accounts receivable, related parties		22,686
Prepaid expenses and other current assets		310,815
Total current assets		**4,527,386**
Property and equipment, net		93,630
Operating lease right of use assets		1,104,880
Deferred tax asset		54,268
Financial instruments, at fair value		43
Deposits with clearing broker		257,030
Deposits		41,539
Total assets	$	**6,078,776**
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$	313,686
Accounts payable, related parties		47,238
Accrued employee compensation and benefits		602,916
Operating lease liabilities, current		358,598
Total current liabilities		**1,322,438**
Operating lease liabilities, long-term		886,543
Total liabilities		**2,208,981**
Commitments and contingencies		
Member's equity		3,869,795
Total member's equity		**3,869,795**
Total liabilities and member's equity	$	**6,078,776**

See accompanying notes to consolidated statement of financial condition.

1. Organization and Nature of Operations

Nature of Operations

Sanders Morris LLC ("the Company"), formally known as Sanders Morris Harris LLC, is a limited liability company organized in the state of Texas to serve as a broker-dealer and enter into certain investment banking activities. The Company operates as an introducing broker. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Its customers' accounts as of December 31, 2023, are carried by third party clearing firm Pershing LLC, a wholly owned subsidiary of Bank of New York Mellon Corporation under a fully disclosed clearing arrangement. This clearing broker also provides the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

The Company is a wholly owned subsidiary of Tectonic Financial, Inc. ("Tectonic Financial"), along with its wholly owned subsidiary, HWG Insurance Agency, LLC ("HWG"). Tectonic Financial has two additional subsidiaries, Tectonic Advisors, LLC, an SEC registered investment advisor, and T Bancshares, Inc., and its subsidiary, T Bank, NA, a national bank. Tectonic Financial is a registered financial holding company.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies is as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, HWG. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's decision to consolidate an entity is based on its ability to direct the activities and obligation to absorb losses or right to receive benefits of the entity.

Management estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Highly liquid instruments with original maturities of three months or less when purchased are considered to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing broker that are used to collateralize the Company's trading accounts.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss on impairment.

Certain off-balance sheet credit exposures

The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Company provides letters of credit and other guarantees primarily to enable clients to enhance their credit standing and complete transactions. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For off-balance sheet credit exposures, the allowance for credit losses is reported as a liability. Changes in the allowance for credit losses are reported in credit loss on impairment.

As of December 31, 2023, management recorded an allowance of $217,000 on not readily marketable investments.

Receivables from customers

The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained to required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Receivables from broker-dealers and clearing organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparts.

Notes receivable

Notes receivables are stated at cost. For notes receivable that are interest bearing, interest income is recognized using the simple interest method over the life of the related note receivable.

Management monitors receivables for any collection issues. An allowance for doubtful accounts is established based on reviews of individual receivables, recent loss experience, current economic conditions, and other pertinent factors. Receivables deemed uncollectible are charged to the allowance. As of December 31, 2023, no receivables were deemed uncollectable.

Fair Value

The fair value of cash and cash equivalents, deposits, receivables, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity.

Property and Equipment

Property and equipment are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to four-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Leases

The Company leases certain office facilities and office equipment under operating leases. Under the lease standards, for operating leases other than those considered to be short-term, the Company recognizes lease right-of-use assets and related lease liabilities. Such amounts are reported as operating lease right of use assets and operating lease liabilities, respectively, on our accompanying consolidated statement of financial condition. The Company does not recognize short-term operating leases on our balance sheet. A short-term operating lease has an original term of 12 months or less and does not have a purchase option that is likely to be exercised.

In recognizing lease right-of-use assets and related lease liabilities, the Company accounts for lease and non-lease components (such as taxes, insurance, and common area maintenance costs) separately as such amounts are generally readily determinable under our lease contracts. Lease payments over the expected term are discounted using our incremental borrowing rate referenced to the Federal Home Loan Bank Secure Connect advance rates for borrowings of similar term. The Company also considers renewal and termination options in the determination of the term of the lease. If it is reasonably certain that a renewal or termination option will be exercised, the effects of such options are included in the determination of the expected lease term. Generally, the Company cannot be reasonably certain about whether or not the respective lease will be renewed until such time the lease is within the last two years of the existing lease term. When the Company is reasonably certain that a renewal option will be exercised, the Company measures/remeasures the right-of-use asset and related lease liability using the lease payments specified for the renewal period or, if such amounts are unspecified, the Company generally assumes an increase (evaluated on a case-by-case basis in light of prevailing market conditions) in the lease payment over the final period of the existing lease term.

Stock Based Compensation

Tectonic Financial has a share-based employee compensation plan, which is described more fully in Note 7. When employees of the Company are granted stock-based compensation under this plan, the Company accounts for this stock-based compensation in accordance with applicable accounting guidance for share-based payments. This guidance requires all share-based payments to be recognized on the Company's consolidated statement of income based on their fair values. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the vesting period. Given the awards are those of the Company's parent, Tectonic Financial, the offsetting entry is recognized as a capital contribution from Tectonic Financial.

Income taxes

The Company is a wholly owned subsidiary of Tectonic Financial and has elected to be taxed as an entity disregarded as separate from its owner for federal tax purposes. Tectonic Financial is organized as a C corporation. Accordingly, the Company's activity is subject to taxation as a C corporation for federal income tax purposes and recognizes its federal income tax on a separate entity basis.

The Company's policy is to recognize potential interest and penalties related to income tax matters in income tax expense. The Company believes it has appropriate support for the income tax positions taken and to be taken on its income tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

The Company identified no material uncertain income tax positions in accordance with FASB ASC No. 740-10, Accounting for Uncertainty in Income Taxes. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the year ended December 31, 2023, and does not have a balance of accrued interest and penalties as of December 31, 2023.

From time to time, Tectonic Financial is subject to examination by various tax authorities in jurisdictions in which they have significant business operations. As the Company is included in the consolidated tax return of Tectonic Financial, Inc., the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. As of December 31, 2023, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations. The tax years which remain subject to examination by major tax jurisdictions as of December 31, 2023, include 2020 through 2023.

Revenue Recognition

Revenue from contracts with customers includes advisory fees, commissions and investment banking. The recognition and measurement of revenue under FASB ASC 606, *Revenue from Contracts with Customers*, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are typically based on a percentage applied to the customer's assets under management. Fees calculated in this manner are generally received monthly or quarterly and are recognized as revenue ratably over the period as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Performance fees: In addition to investment advisory fee arrangements based on a percentage applied to the customer's assets under management, the Company receives fees under certain of its agreements which vary based on specified performance measures, for example, when a separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period. Currently, all of the Company's contracts of this nature specify either a quarterly or an annual performance period. These fees are earned once account returns have exceeded specified performance measures for the performance period and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the amount of revenue is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside the Company's influence and uncertain until a final determination is made. Revenues are recognized in the last period of the performance period specified in the respective contract since this is the point at which the Company can conclude that a significant reversal will not occur.

Commissions

Brokerage commissions: The Company buys and sells securities on behalf of its customers through its arrangements with its clearing firm. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and clearing expenses are recorded each month based upon the trade date, which is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions also include interest rebates on customer accounts and other revenue related to customer accounts which is recorded on the trade date.

Distribution fees: The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the

sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are cognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current year are primarily related to performance obligations that have been satisfied in prior years.

Investment Banking

Syndication and private placement commissions: The Company participates in the syndication of public securities offerings and in private placement offerings for business entities that want to raise funds through the sale of securities. With respect to public securities offerings, the Company may make a commitment to acquire securities from the issuer, or the Company may participate in the syndication group on a best effort, non-committed basis. With respect to private placement offerings, the performance obligation is the consummation of the sale of securities of the issuer. Revenues are earned from fees arising from these securities offerings, and are recognized when the performance obligation is satisfied, generally the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for these securities transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

M&A advisory fees: The Company may provide advisory services on an ongoing basis related to prospective mergers and acquisitions (M&A). Revenue is recognized over time for these advisory arrangements, given that under the relevant agreements, the performance obligations are simultaneously provided by the Company and consumed by the customer.

Costs to Obtain or Fulfill a Contract with a Customer: Under FASB ASC 606, the incremental costs of obtaining a contract with a customer are required to be capitalized if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. The Company has not incurred material costs to date which meet these conditions. Under FASB ASC 606, costs of this nature, including fees to third-party recruiters and bonuses to employees, would be included in contract acquisition costs, net in the consolidated statement of financial condition and would be amortized over the estimated customer relationship period.

Recent accounting pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards setting bodies are not expected to have a material impact on the Company's financial statements.

3. **Deposits with Clearing Broker**

Under its clearing agreement, the Company is required to maintain a certain level of cash or securities on deposit with a clearing broker. Should the clearing broker suffer a loss due to the failure of a customer of

the Company to complete a transaction, the Company is required to indemnify the clearing broker. The Company had $257,030 on deposit as of December 31, 2023 with a clearing broker to meet this requirement.

4. Property and Equipment

Property and equipment as of December 31, 2023 were as follows:

	Cost	Depreciable Lives
Furniture and fixtures	$ 351,058	3 Years
Equipment and software	125,513	3 - 4 Years
Leasehold improvements	111,166	5 Years
Accumulated depreciation	(494,107)	
Furniture, equipment and leashold improvements, net	$ 93,630	

Depreciation expense for the year ended December 31, 2023 is $25,970.

5. Income Tax

Income tax expense for the year ended December 31, 2023 differs from the "expected" federal income tax expense computed by applying the U.S. federal statutory rate to earnings before income taxes for the year ended December 31, 2023 as a result of the following:

Computed expected tax expense	$ 112,725
Non-deductible expenses	34,050
Total income tax expense	$ 146,775

Income tax expense for federal income taxes consist of the following for the year ended December 31, 2023:

Current federal income tax expense	$ 215,732
Deferred income tax benefit	(68,957)
	$ 146,775

The significant components of the Company's deferred tax assets at December 31, 2023 are as follows:

Deferred tax assets (liabilities):	
Property and equipment	$ 3,146
Credit allowance on not readily marketable securities	45,570
Other	5,552
	$ 54,268

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities as measured by the currently enacted tax rates.

The Company is subject to Texas franchise tax, which is imposed on an entity's margin rather than on its net income; however, certain aspects of the tax are similar to an income tax. The Company did not recognize franchise tax expense or franchise tax payable during the year ended December 31, 2023, and does not expect its franchise tax obligation to be material.

6. Employee Benefit Plan

Substantially all employees of the Company are covered by an employer-sponsored defined contribution retirement plan, the Tectonic Advisors, LLC Retirement Plan & Trust (the "Plan"). Under the Plan, the Company contributed $133,871 of safe harbor contributions during the year ended December 31, 2023, of which there was $24,276 accrued for the year ended December 31, 2023. During the year ended December 31, 2023, the Company contributed between 0% - 3.5% of a participant's compensation to the Plan, depending on the percentage the employee deferred. At its discretion, the Company may also make additional annual contributions to the Plan. Any discretionary contributions are allocated to employees in the proportion of employee contributions to the total contributions of all participants in the Plan.

7. Stock Compensation

On September 27, 2021, 40,000 shares of Tectonic Financial restricted stock with an exercise price of $10.00 and an intrinsic value of $6.92 were granted to two employees of the Company, with a contract life through December 31, 2023. These shares of restricted stock vested immediately. The grants were exercised on October 29, 2021. The shares are subject to the right of repurchase by Tectonic Financial under certain circumstances through December 31, 2023.

The Company is recording compensation expense under ASC 718 – Compensation – Stock Compensation, on a straight-line basis over the period from the grant date through the expiration of the right of repurchase, as the right to repurchase is effectively a form of graded vesting. The Company recorded employee compensation and benefits expense on our consolidated statement of income of $81,308 for the year ended December 31, 2023. As of December 31, 2023, there was no unrecognized compensation cost related to the restricted stock granted.

8. Leases

The Company leases certain office facilities and office equipment under operating leases. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company has obligations under operating leases that expire between 2024 and 2028 with initial non-cancellable terms in excess of one year.

Accounting standards for leases require the recognition of our operating leases on our balance sheet, under right-of-use assets and corresponding lease liabilities. See Note 2, Summary of Significant Accounting Policies, to these consolidated financial statements for more information. The right-of-use assets represent our right to utilize the underlying asset during the lease term, while the lease liability represents the obligation to make periodic lease payments over the life of the lease. As of December 31,

2023, right-of-use assets and related lease liabilities totaled $1,104,880 and $1,245,141, respectively, and are in operating lease right of use assets and operating lease liabilities on the consolidated statement of financial condition. As of December 31, 2023, the weighted average remaining lease term is 41 months, and the weighted average discount rate is 5%.

Future minimum commitments under these operating leases are as follows:

2024	$	411,724
2025		482,014
2026		220,912
2027		91,366
2028		94,109
2029 and thereafter		63,987
Total minimum rental payments		1,364,112
Less: Interest		(118,971)
Present value of lease liabilities	$	1,245,141

The following table summarizes lease cost for the year ended December 31, 2023:

Operating lease cost	$	348,306
Variable lease cost		168,404
Total lease cost	$	516,710

In certain cases, the Company is reimbursed by affiliates who utilize space leased by the Company. Occupancy expense on the consolidated statement of income is shown net of these amounts.

9. Contingencies

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provisions for a potential liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company did not incur claims for the year ended December 31, 2023. No provision relating to claims or litigation was recorded at December 31, 2023.

10. Concentration of Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased

(short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. The Company is subject to credit risk to the extent that its deposits with brokerage firms exceed the SIPC insurable limit on cash of $250,000. Management does not consider these risks to be significant and has not incurred any losses for the year ended December 31, 2023.

11. Related Party Transactions

The Company and Tectonic Financial, Inc. entered into a management services agreement effective October 1, 2021, under which the Company receives services, including management, legal and other administrative services, from Tectonic Financial, Inc. and in turn is charged for such services. The Company and Tectonic Financial, Inc. agree to make a reasonable allocation of costs incurred by Tectonic Financial, Inc. for services provided by its employees. For the year ended December 31, 2023, the Company incurred and paid $300,000 in management fees under this agreement. This amount is included in other operating expenses in the accompanying consolidated statement of income.

The Company and Tectonic Financial, Inc. entered into an expense sharing agreement effective November 8, 2022, under which the Company receives accounting and technology services, from Tectonic Financial, Inc. and in turn is charged for such services. The Company and Tectonic Financial, Inc. agree to make a reasonable allocation of costs incurred by Tectonic Financial, Inc. for services provided by its employees. For the year ended December 31, 2023, the Company incurred $101,362 in fees under this agreement, of which, $57,661 was owed at December 31, 2023. This amount is included in other operating expenses in the accompanying consolidated statement of income.

The Company is a member of a group of related operating companies. The related members of the group may make certain payments on each other's behalf for general operating purposes. These amounts are reimbursed or collected by the Company in cash on a periodic basis. The amount due from these related parties was $22,686 and the amount owed to these related parties was $47,238 as of December 31, 2023. These amounts are included in receivable from related parties and accounts payable, related parties in the accompanying consolidated statement of financial condition. Such amounts are non-interest bearing and are due on demand. In addition, the Company has deposit accounts at an affiliated bank, T Bank, NA, which totaled $1,127,191 as of December 31, 2023. This amount is included in cash and cash equivalents on the consolidated statement of financial condition.

Notes receivable, employees represents amounts provided to or paid on behalf of financial advisors for the purchase of common shares of Tectonic Financial. The term of the loan is 26 months at an interest rate of .18%. There was no balance on notes receivable, employees as of December 31, 2023. For the year ended December 31, 2023, the Company recognized $254 in interest income.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio exceeds 10 to 1 after such withdrawal or distribution. As of December 31, 2023, the Company had net capital, as defined, of $2,658,565, which was $2,408,565 in excess of the required minimum net capital of $250,000. As of December 31, 2023, the Company had aggregate indebtedness of $1,467,591, and its aggregate indebtedness to net capital ratio was 0.55 to 1, compared to the limit of 15 to 1.

The difference in total assets and total liabilities from the consolidated statement of financial condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with GAAP.

13. Reserve Requirements

As of December 31, 2023, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing LLC on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" in the supplementary information of this report.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and private placements.

14. Subsequent Events

The Company has evaluated subsequent events through March 22, 2024, which is the date these financial statements were available for issuance.